Home Office: Harrison, NY Administrative Office: 4333 Edgewood Road NE Cedar Rapids, IA 52499

April 10, 2013

Ms. Ashley Vroman-Lee

Senior Counsel – Office of Insurance Products

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-0506

Re:	Transamerica Financial Life Insurance Company
Separate Account VA BNY
Initial Filing to Form N-4 Registration Statement (File No. 333-187834)

Dear Ms. Vroman-Lee:

The above-referenced Initial Filing was made on April 10, 2013 (accession number is 0001193125-13-148775). Enclosed is a courtesy copy of the Transamerica Retirement Income Plus variable annuity prospectus and SAI. The Transamerica Retirement Income Plus variable annuity is the same prospectus and SAI as was filed under Separate Account VA B which is currently under review (accession number 0001193125-13-148604).

We hereby request Selective Review pursuant to SEC Release No.: 33-6510 (February 15, 1984) for the above-referenced Transamerica Retirement Income Plus variable annuity product filing.

This letter will also be filed as a correspondence filing via EDGAR.

Very truly yours,

Transamerica Financial Life Insurance Company

/s/ Darin D. Smith

Darin D. Smith

Managing Assistant General Counsel

Enc.